Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

51 WEST 52ND STREET

NEW YORK, N.Y. 10019 - 6150

TELEPHONE: (212) 403 - 1000

FACSIMILE: (212) 403 - 2000

__________

GEORGE A. KATZ (1965 - 1989)

JAMES H. FOGELSON (1967 - 1991)

LEONARD M. ROSEN (1965 - 2014)

__________

OF COUNSEL

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER THEODORE A. LEVINE DOUGLAS K. MAYER ROBERT B. MAZUR	PHILIP MINDLIN ROBERT M. MORGENTHAU BERNARD W. NUSSBAUM ERIC S. ROBINSON PATRICIA A. ROBINSON* MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA __________ COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES - ATWA PAULA N. GORDON	NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY SABASTIAN V. NILES AMANDA N. PERSAUD JEFFREY A. WATIKER

December 15, 2014

VIA HAND DELIVERY AND EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlas Energy Group, LLC
Registration Statement on Form 10-12B
Filed November 5, 20145
File No. 001-36725

Dear Mr. Schwall:

On behalf of our client, Atlas Energy Group, LLC (the “Company”), which is currently a subsidiary of Atlas Energy, L.P. (“Atlas Energy”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 5, 2014, with respect to the filing referenced above.

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 (File No. 001-36725) (the “Registration Statement”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering

Mr. Robert Schwall

U.S. Securities and Exchange Commission

December 15, 2014

a hard copy of this letter, along with six copies of Amendment No. 1 marked to indicate changes from the version of the Registration Statement filed on November 5, 2014 (“Information Statement”).

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 1.

General

1.	Tell us when you intend to send the Information Statement to Atlas Energy shareholders relative to distributing the Targa Proxy/Prospectus.

Response: The Company intends to make the Information Statement available to the Atlas Energy unitholders through the Commission’s Notice and Access procedures at approximately the same time that the Targa Resources Corp. (“Targa”) proxy/prospectus is distributed to the Atlas Energy unitholders and the Targa stockholders. The Company supplementally advises the Staff that, pursuant to New York Stock Exchange Listed Company Manual Section 703.02, the record date for the distribution of the Company’s common units to the Atlas Energy unitholders (such distribution, the “Distribution,” and such date, the “Record Date”) will occur after the special meetings of the Atlas Energy unitholders and the Targa stockholders that will be held to vote on the merger of Atlas Energy and Targa (the “Special Meetings”). As a result, the Company would expect to distribute Notices of Internet Availability for the Information Statement to the holders of Atlas Energy units as of a “false record date” occurring prior to the Special Meetings and would then supplementally distribute the Information Statement to holders of Atlas Energy units as of the Record Date who did not receive a Notice of Internet Availability.

The Company also advises the Staff that the exact timing for making the Information Statement available will depend on when the Staff declares effective the Registration Statement. For example, if the Staff declares effective the Registration Statement effective at least 20 business days in advance of the Special Meetings, the Company would make the Information Statement available to the Atlas Energy unitholders at approximately the same time that the Targa proxy/prospectus is distributed to the Atlas Energy unitholders. If the Staff declares effective the Registration Statement fewer than 20 business days in advance of the special meetings, the Company would plan to make the Information Statement available to the Atlas Energy unitholders promptly after such declaration of effectiveness, and Atlas Energy would plan to distribute the Targa proxy/prospectus at least 20 business days prior to the Special Meetings in accordance with Instruction D.3 to Schedule 14A and Instruction A.2 to Form S-4. The Information Statement has currently been drafted with the expectation that the Information Statement will be made available to the Atlas Energy unitholders prior to the Special Meetings. However, if the Staff does not

Mr. Robert Schwall

U.S. Securities and Exchange Commission

December 15, 2014

declare effective the Registration Statement until after the Special Meetings, the Information Statement would be revised to reflect that the Special Meetings have already occurred.

Exhibit 99.1

Questions and Answers about the Distribution, page 1

2.	Please add a question and answer discussing the estimated costs you expect to incur in connection with the distribution, if material.

Response: The Information Statement has been revised on page 9 in response to the Staff’s comment.

Summary Reserve Data, page 29

3.	You disclose that the reserve information as of December 31, 2013, presented in summary form on page 29 and elsewhere on pages 166, F-9 through F-10 and F-61, is based on reserve reports prepared by Wright & Company, Inc, an independent third-party engineer. However, there appears to be an inconsistency between the reserve and PV-10 figures disclosed in the Registration Statement on Form 10-12B and the comparable figures disclosed in the reports included as Exhibits 99.2 and 99.3. We believe that the information in the reserve reports should correlate with the disclosure in your registration statement. Please modify your disclosures as necessary to resolve any inconsistencies or clarify the reasons for this apparent lack of correlation.

Response: The Company notes to the Staff that standardized measure, as disclosed in the Information Statement, includes the present value of future cash flows from plugging and abandonment of wells, including the estimated salvage value. These amounts were not included in the summary reserve reports that appear in Exhibits 99.2 and 99.3. The Information Statement has been revised on page 30 to explain this difference.

Forward-Looking Statements, page 65

4.	It does not appear appropriate to suggest that the word ‘‘will’’ identifies the uncertainties associated with forward-looking statements. Please revise accordingly.

Response: The Information Statement has been revised on page 66 in response to the Staff’s comment.

Mr. Robert Schwall

U.S. Securities and Exchange Commission

December 15, 2014

Cash Distribution Policy, page 75

Estimated Initial Cash Available for Distribution, page 78

5.	We note you intend to make quarterly distributions; however, you have provided projected information for the year ending December 31, 2015. Insofar as you intend to make quarterly distributions, please revise the tabular entries to make this presentation on a quarterly basis.

Response: The Company respectfully submits that the presentation of projected cash available for distribution information for the year ending December 31, 2015 is more appropriate for investors and other interested parties when presented on an annual basis, as set forth in the Information Statement, as opposed to a quarterly basis. The Information Statement has been revised on page 80 to state in the Cash Distribution Policy section that, historically, the Company’s results of operations have varied significantly on a quarterly basis as a result of seasonal changes and other factors. As a result of this quarterly variability and the difficulty in determining the precise timing of each revenue and expense item in the Company’s projections, the Company believes that any estimate of its results of operations on a quarterly basis would involve a high degree of potential inaccuracy. Also, the Company expects its board of directors to make decisions regarding the level of its quarterly cash distributions based upon a longer-term view of the Company’s anticipated cash available for distribution, without necessarily taking into account quarterly variability in results. The Information Statement has been revised on page 80 to include this expectation and also to state that if there were a shortfall of cash available for distributions compared with the Company’s cash distributions to unitholders for a particular quarter, the Company would be able to utilize cash on hand or working capital borrowings to pay the quarterly cash distributions to unitholders, with such amounts replenished in a subsequent quarter.

In addition, the Company has revised the Information Statement on page 32 to add a risk factor that the assumptions underlying the projected cash distributions are inherently uncertain, and that the Company did not use quarter-by-quarter estimates in concluding that there would be sufficient distributable cash to pay the initial quarterly distribution, and has revised the Information Statement on pages 8, 18 and 23 of the Information Statement to clarify that the cash distribution forecast is not based on quarter-by-quarter estimates.

Significant Forecast Assumptions, page 82

6.	We note that Atlas Resource Partners, L.P.’s forecasted commodity prices for the year ending December 31, 2015 were based upon average forward prices as of October 13, 2014. Please tell us whether you intend to update these prices, as well as your various production costs.

Response: The Information Statement has been revised on page 83 in response to the Staff’s comment to update the forecasted commodity prices and production costs.

Mr. Robert Schwall

U.S. Securities and Exchange Commission

December 15, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 112

Results of Operations, page 116

Production Volumes, page 118

7.	We note your tabular disclosure of production for the periods shown on page 118; however, it does not appear that you have provided disclosure here or elsewhere of the production relating to the fields that contain 15% or more of each entity’s total proved reserves. Please advise or revise your disclosure to comply with the requirements set forth in Item 1204(a) of Regulation S-K.

Response: The Information Statement has been revised on page 119 in response to the Staff’s comment by expanding the table to comply with the requirements set forth in Item 1204(a) of Regulation S-K.

Liquidity and Capital Resources, page 131

Capital Requirements, page 134

8.	Notwithstanding your disclosure within your cash distribution policy, please expand your discussion of capital requirements to disclose how much you anticipate spending on maintenance capital expenditures and expansion capital expenditures in fiscal 2015 and how you intend to finance such expenditures.

Response: The Information Statement has been revised on page 139 in response to the Staff’s comment.

Credit Facilities, page 137

9.	Similar to your discussion of your other debt, please disclose the outstanding balance of ARP’s revolving credit facility as of June 30, 2014.

Response: The Information Statement has been revised on page 142 in response to the Staff’s comment.

Mr. Robert Schwall

U.S. Securities and Exchange Commission

December 15, 2014

Business, page 150

Natural Gas and Oil Reserves, page 165

Proved Undeveloped Reserve, or “PUD”, page 167

10.	The net changes in ARP’s proved undeveloped reserves when combined with the net quantities converted to developed reserves during 2013 do not appear to reconcile with the overall net change in ARP’s undeveloped reserves for the period ending December 31, 2013. For example, you disclose net additions of 158.6 Bcfe and 34.6 Bcfe relating to drilling and acquisitions, respectively, and net reductions of 77.5 Bcfe and 117.2 Bcfe relating to revisions and PUDs converted to developed reserves during 2013, respectively. The sum of these changes does not appear to correlate to the overall net change from 317 Bcfe at the beginning of the year, as disclosed in Exhibit 99.1 filed with Atlas Resource Partners, L.P. Form 10-K for the fiscal year ended December 31, 2012, and the 373.8 Bcfe at the end of the year. Please expand your disclosure to provide sufficient detail to reconcile the overall change in net reserves relating to all causes such as revisions of previous estimates, improved recovery, extensions and discoveries, purchases and sales, in addition to those quantities converted to developed during the period. Please refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

Response: The Information Statement has been revised on page 173 in response to the Staff’s comment.

Contractual Revenue Arrangements, page 170

Drilling Partnerships, page 171

11.	We note from your disclosure that ARP funds a portion of its drilling activities through the sponsorship of tax-advantaged Drilling Partnerships. As it relates to the activities and transactions between ARP and the Drilling Partnerships, please provide the following information:

•	Describe the transactions that occur in order to establish a legal/contractual relationship between ARP and the Drilling Partnerships,

•	Clarify whether the interest conveyed are for the same properties ARP owns a working interest in, from which the revenue is reported on your combined consolidated statement of operations as ‘Gas and oil production’,

•	Describe the properties conveyed, including:

(i)	status of property (proved vs unproved),

(ii)	nature of interest conveyed (working, royalty, etc.), and

(iii)	if applicable, the typical percentage interest conveyed, and whether ARP is the operator of the property before and after the conveyance.

Mr. Robert Schwall

U.S. Securities and Exchange Commission

December 15, 2014

Response: The Company supplementally advises the Staff of the following:

Transactions to Establish Legal/Contractual Relationship. The limited partnership agreement of each Drilling Partnership provides that Atlas Resources, LLC (“Atlas Resources”), an indirect wholly-owned subsidiary of ARP, serves as the sole managing general partner of the Drilling Partnership. Additionally, under a drilling and operating agreement entered into with each Drilling Partnership, Atlas Resources is appointed the general drilling contractor and operator of the Drilling Partnership’s natural gas and oil wells.

Interest Conveyed. In most cases to date, ARP has conveyed 100% of its working interest in the properties that are transferred to the Drilling Partnerships. The determination of which property ARP contributes depends upon the basin in which such property is located and is described in each Drilling Partnership’s prospectus. In the cases in which the Drilling Partnerships own 100% of the working interest in the wells that are transferred into the Drilling Partnerships, ARP generally receives an approximate 30% pro rata share of gas and oil production revenue as the managing general partner of the Drilling Partnership. The managing general partner’s interest and net revenue interest are presented in the revenues reported by ARP as “Gas and oil production.” There are instances where ARP will only transfer 50% of its interest to the Drilling Partnerships; in such circumstances, the gas and oil production revenues reported by ARP include its directly owned working interest in the well and its managing general partner’s interest.

Description of Properties. Each Drilling Partnership drills primarily development wells, which means a well drilled within the proved area of a natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive, with the exception of one exploratory Drilling Partnership in 1996 and one exploratory Drilling Partnership in 1997, which drilled exploratory wells in unproved areas. In addition, as described above, ARP has conveyed only the working interests in the wells to the Drilling Partnerships and, as discussed above, in most cases, ARP has conveyed to the Drilling Partnerships a 100% interest in the wells. However, in certain basins where ARP has decided or may in the future decide to deploy some of its corporate drilling capital, ARP only conveys 50% of its interest in the wells to the Drilling Partnerships. ARP or one of its affiliates is typically the operator of each property before and after its conveyance to the Drilling Partnership.

Management, page 180

12.	For Mr. (Jonathan Z.) Cohen, and any nominee expected to serve on your board of directors, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director, in light of the your business and structure. See Item 401(e) of Regulation S-K.

Mr. Robert Schwall

U.S. Securities and Exchange Commission

December 15, 2014

Response: The Information Statement has been revised on page 189 with respect to Mr. Jonathan Z. Cohen in response to the Staff’s comment. The Company will provide the information required by Item 401(e) of Regulation S-K for each other nominee expected to serve on the Company’s board of directors once such nominee has been identified.

New Atlas Operations and Subsidiaries Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Proved Gas and Oil Reserve Quantities, page F-9

13.	Please expand the disclosure relating to ARP’s pro forma reserves to clarify if the estimates presented for the Rangely acquisition were prepared internally or by an independent third-party reserve engineer. If these estimates were not prepared internally, please file a report of the third party as an exhibit to your registration statement. Refer to Item 1202(a)(8) of Regulation S-K.

Response: The Company supplementally advises the Staff that the estimates presented for the Rangely acquisition were provided by the selling parties, Merit Energy Company, LLC and its affiliates (collectively, “Merit”). Merit is not a reporting company. Merit used estimates provided by its independent third-party reserve engineer to derive the estimated reserves attributable to the Rangely acquisition. The Information Statement has been revised on page F-9 in response to the Staff’s comment to indicate the source of the Rangely estimates.

14.	Please expand your disclosure to provide a narrative explanation for the significant changes in net reserves relating to each line item entry other than production. Refer to the disclosure requirements in FASB ASC paragraph 932-235-50-5.

Response: The Information Statement has been revised on page F-9 in response to the Staff’s comment.

Standardized Measure, page F-11

15.	Please advise or revise the disclosure relating to the gas price used in the calculation of the standardized measure to express this figure in terms of dollars per MMBtu consistent with the price disclosed elsewhere in Exhibit 99.3.

Response: The Information Statement has been revised on page F-11 in response to the Staff’s comment.

Mr. Robert Schwall

U.S. Securities and Exchange Commission

December 15, 2014

16.	We note there appears to be an inconsistency between the 2013 natural gas, oil and NGL production figures shown here and the figures provided elsewhere on page 118. Please modify your disclosures as necessary to resolve any inconsistencies or tell us why a revision is not required.

Response: The Information Statement has been revised on page F-11 in response to the Staff’s comment.

New Atlas Operations and Subsidiaries Combined Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-18

17.	We note that you present the full financial statements of ARP and the Development Subsidiary in your combined consolidated financial statements with the related presentation of non-controlling interests, and that you present on a pro-rata basis the financial statements underlying the Drilling Partnerships. Since all three entities are limited partnerships with you as the general partner, it is not clear why the accounting is not the same for all three partnerships. Please explain to us how you determined different accounting for the Drilling Partnerships is appropriate.

Response: The Company supplementally advises the Staff of the following information regarding the structure of its subsidiary partnerships and the Company’s decision to consolidate the results of ARP and the Development Subsidiary while the Company and ARP proportionally consolidate the results of ARP’s Drilling Partnerships:

Both ARP and the Company’s Development Subsidiary are similarly structured as master limited partnerships (“MLPs”), with the Company serving each as the general partner of each MLP. Through its general partner ownership interests, the Company maintains control of each entity. Although the Company’s Development Subsidiary is not a publicly traded entity and is currently in a private placement fundraising stage, the Company intends to eventually list the Development Subsidiary’s limited partner units on a national securities exchange; at that time, the Development Subsidiary’s limited partnership agreement will automatically be amended and restated in its entirety, without any action on the part of the limited partners, and such post-listing limited partnership agreement will contain provisions consistent with the governing documents of other publicly traded MLPs such as ARP.

The Company believes that it is appropriate to consolidate the financial statements of these two MLPs based on the Company’s actual control of the limited partnerships’ activities through its ownership interests in their respective general partners. In ARP and the Development Subsidiary’s amended and restated limited partnership agreements, the general partner cannot be removed except with the approval of at least two-thirds of the outstanding common units, including common units held by the general partner and its affiliates, and ARP and the Development Subsidiary may not be dissolved, merged or sold without the prior consent of their respective general partner. Nor does the Company believe that the limited partners of ARP or the Development Subsidiary have substantive participating rights in the management of each partnership because the limited partners do not

Mr. Robert Schwall

U.S. Securities and Exchange Commission

December 15, 2014

have the right to effectively participate in decisions that would be expected to be made in the ordinary course of the MLPs’ businesses. For example, the limited partners of ARP and the Development Subsidiary do not have any rights relating to (i) appointing or terminating management or the members of management of the respective partnership, (ii) setting the compensation of management responsible for implementing the partnership’s policies and procedures, or (iii) operating and capital decisions of the partnership in the ordinary course of business. Based on the requirements of ASC 810-20-25-5, the Company consolidates both ARP and the Development Subsidiary.

By contrast, ARP’s Drilling Partnerships are structured in a similar manner as the joint operating relationships common in the oil and gas extraction industry. The limited partners within the Drilling Partnerships maintain significant kick-out rights with respect to the general partner. The general partner may be removed from such role at any time on 60 days’ advance written notice to the general partner by the affirmative vote of a majority of the units outstanding, excluding units owned by the general partner and its affiliates. In addition, there are no financial penalties or operational barriers involved with dissolution or liquidation of a partnership or the removal of the general partner that would act as a significant disincentive to the limited partners taking those actions. Accordingly, the limited partners in ARP’s Drilling Partnerships meet the criteria outlined in ASC 810-20-25-5 to overcome the presumption of control by the general partner. ARP and the Company therefore meet the requirements under ASC 810-20-25-10 to account for their investment in the Drilling Partnerships under the equity method of accounting and, as a result, ARP and in turn the Company meet the proportionate consolidation requirements outlined in ASC 810-10-45-14 with respect to the Drilling Partnerships. Accordingly, ARP and the Company proportionately consolidate ARP’s Drilling Partnerships.

In addition to the Company’s analysis of consolidation under GAAP, the Company also believes that proportional consolidation of the Drilling Partnerships is appropriate because ARP’s ownership interest in the Drilling Partnership is fixed upon the conclusion of drilling activity and, thereafter, remains generally consistent for the life of the partnership, but the Company’s ownership interest in ARP and the Development Subsidiary frequently changes. ARP is an active publicly traded MLP, and its issuance of additional common and preferred limited partner units reduces the Company’s limited partner ownership percentage, unless the Company acquires additional units in the issuance. The Development Subsidiary is currently in a private placement fundraising stage, and the Company’s limited partner ownership percentage is therefore reduced by the Development Subsidiary’s issuance of additional limited partner interests. As discussed above, the Company intends to eventually list the Development Subsidiary’s limited partner units on a national securities exchange, which would further reduce the Company’s interest. Consolidating ARP and the Development Subsidiary in full and proportionally consolidating ARP’s Drilling Partnership therefore provides more consistency and clarity in the Company’s financial reports and required filings.

Mr. Robert Schwall

U.S. Securities and Exchange Commission

December 15, 2014

Combined Consolidated Balance Sheets, page F-13

18.	We note Subscriptions Receivable is a significant portion of your current assets, but you do not have any related accounting policy. Please provide an accounting policy that explains the transactions that result in subscriptions receivable, the reason this receivable is recorded in your financial statements, and any other significant aspects of your accounting.

Response: The Information Statement has been revised on page F-21 in response to the Staff’s comment.

Note 11 – Certain Relationships and Related Party Transactions, page F-50

Relationships with Drilling Partnerships, page F-50

19.	We note the following related to your Drilling Partnerships:

•	You account for Drilling Partnerships on a pro-rata basis, relying upon “established practice in the oil and gas industry,” (page F-20)

•	You record revenue from Drilling Partnerships related to a number of different revenue streams (i.e., drilling services, management fees, and gathering fees), (page F-26)

•	ARP is liable for the Drilling Partnerships’ liabilities, (page F-50)

•	Investor partners in certain Drilling Partnerships have the right to present their interests for purchase by ARP, (page F-51) and

•	ARP has agreed to subordinate a portion of its share of revenues from the Drilling Partnerships to the benefit of the investor partners until they have received specified returns. (page F-51)

We would like to understand how you have considered the preceding factors as part of your accounting policies. Accordingly, please explain to us the following:

(i)	How you considered ARP’s liability for Drilling Partnership liabilities and FASB ASC 810-10-45-14 in your determination that pro-rata consolidation of Drilling Partnerships is appropriate,

(ii)	How you considered investors’ right to present their Drilling Partnership interests to you, and your requirement to subordinate your Drilling Partnership revenues, in formulation of an accounting policy for revenues received from Drilling Partnerships. That is, explain to us why it is appropriate to recognize revenue from Drilling Partnerships, taking into account the noted factors,

Mr. Robert Schwall

U.S. Securities and Exchange Commission

December 15, 2014

(iii)	How you considered investors’ right to present their Drilling Partnership interests to you and your requirement to subordinate your Drilling Partnership revenues as part of your consideration of FASB ASC 932-360-40-6, and

(iv)	Your accounting policies under FASB ASC 932-360-40-7 through 40-9.

Response: The Company supplementally advises the Staff of the following in response to the questions above:

i.	In accordance with FASB ASC 810-10-45-14, ARP proportionally consolidates its ownership interest in the assets, liabilities, revenues and expenses of its Drilling Partnerships. Regarding ARP’s liability for Drilling Partnership liabilities, in general, a Drilling Partnership’s only liability recognized within its stand-alone balance sheet is for asset retirement obligations, of which ARP proportionally consolidates its ownership interest. However, as disclosed in Footnote 7, “Asset Retirement Obligations,” ARP maintains the right to retain a portion or all of the distributions to the limited partners of the Drilling Partnerships to cover the limited partners’ share of the plugging and abandonment costs up to a specified amount per month. All Drilling Partnership working capital and other balance sheet accounts, including accounts receivable and accounts payable, are recognized within ARP’s stand-alone balance sheet, with revenues and expenses associated with such accounts allocated to the Drilling Partnerships. Furthermore, the Drilling Partnership agreements prohibit the Drilling Partnerships from borrowing funds from third parties.

ii.	With regard to the appropriateness of ARP recognizing revenues received from the Drilling Partnerships when considering both subordination and investor’s rights to present their interests for purchase, the Company notes the following:

a.

ARP has historically structured its Drilling Partnerships to provide a subordination mechanism whereby ARP has agreed to subordinate a portion of its share of gas and oil production revenues, net of corresponding production costs, within each individual Drilling Partnership for the benefit of the limited partners within such Drilling Partnership until certain investment returns are achieved over a specified period, subject to certain limitations. While the structure of subordination within each Drilling Partnership varies, ARP has generally agreed to subordinate up to 50% of its share of unhedged gas and oil production revenues, net of corresponding production costs, for the benefit of limited partners until they receive a return on investment, including estimated individual tax benefits, over a five to eight year period of

Mr. Robert Schwall

U.S. Securities and Exchange Commission

December 15, 2014

approximately 10% per year on a cumulative basis. For each reporting period, ARP compares the cumulative projected return on investment for the subordination period for each individual Drilling Partnership, based upon historical and projected cumulative gas and oil production revenue and expenses, with the agreed upon limited partner investment return subject to subordination. Projected gas and oil production revenues and expenses for the purpose of calculating subordination are based upon natural gas, oil and NGL reserve estimates prepared by ARP’s reserve engineers for each Drilling Partnership.

If the projected return on investment for a Drilling Partnership falls below the agreed upon limited partner investment return subject to subordination, ARP estimates and recognizes a reduction of its portion of historical cumulative gas and oil production revenues, net of corresponding expenses, in an amount that will achieve the agreed upon limited partner investment return, subject to the limitation of 50% unhedged cumulative production revenues and expenses over the subordination period. The reductions recognized by ARP for subordination are then reallocated to the limited partners of the Drilling Partnership. For Drilling Partnerships for which ARP has recognized subordination in a historical period, if projected investment returns subsequently reflect that the agreed upon limited partner investment return will be achieved, ARP will estimate and recognize an increase in its portion of historical cumulative gas and oil production revenue and expenses, subject to a limitation of the cumulative subordination previously recognized.

ARP’s other Drilling Partnership revenues, consisting of well construction and completion and administration and oversight revenues, which are recognized during the construction of Drilling Partnership wells, and well services revenues, which are recognized for operating and servicing such wells upon their completion, are not included within the subordination calculation in accordance with the Drilling Partnership agreements.

b.	ARP has historically structured the majority its Drilling Partnerships to allow its limited partners to present their ownership interests for purchase by ARP. While the structure within each Drilling Partnership varies, ARP has generally structured its limited partner ownership interest presentment for purchase with the following limitations:

•	a waiting period of five years after the final closing of the Drilling Partnership is required;

•	ARP will not purchase more than 5% to 10% of the total outstanding interests in each Drilling Partnership in any calendar year; and

Mr. Robert Schwall

U.S. Securities and Exchange Commission

December 15, 2014

•	ARP may immediately suspend the presentment feature by giving notice to the Drilling Partnership limited partners if it determines, in its sole discretion, that it does not have the necessary liquidity for such redemptions.

The purchase price of the limited partner ownership interests presented is determined by ARP based upon a percentage of the PV-10 of the ownership interest in the Drilling Partnership gas and oil properties at the date of presentment, determined as of the Drilling Partnership’s most recent reserve report and subject to estimated changes made by ARP to reflect current well performance, commodity prices and production costs through the date of presentment.

ARP has considered both subordination as well as the limited partners’ right to present their Drilling Partnership ownership interests to ARP for purchase when considering the appropriateness of recognizing revenue from the Drilling Partnerships. As previously mentioned, neither subordination nor limited partner presentment rights affect revenue recognized for well construction and completion, administration and oversight, or well services and, as such, the Company believes these revenues are appropriately recognized within its historical financial statements. As for subordination, the Company believes that ARP has recognized its ownership interest in Drilling Partnership gas and oil production revenue and expenses, net of adjustments for subordination, appropriately for its historical periods. As for the limited partner’s right to present their Drilling Partnership ownership interests to ARP for purchase, since the price for such potential presentments is based upon the estimated PV-10 of future cash flows from the gas and oil assets, rather than the recoupment of historical cash flows, the Company believes that it has appropriately recognized gas and oil production revenues from its interests in the Drilling Partnerships when considering limited partner’s ability to present their interests for purchase.

Mr. Robert Schwall

U.S. Securities and Exchange Commission

December 15, 2014

iii.	The Company has previously described ARP’s structure and process for Drilling Partnership subordination and limited partner’s ability to present their interest for purchase. ARP has also considered the guidance in FASB ASC 932-360-40-6, which describes conveyances, or in substance borrowings repayable in cash that should be accounted for as borrowings. Conveyances are described within the literature as transactions where cash is advanced to an oil and gas operator by an entity and is payable, plus interest at a specified rate, out of the proceeds from an ownership interest in the future gas and oil production. The Company does not believe either of ARP’s subordination or presentment structures qualifies as a conveyance due to the following:

a.	Subordination within the Drilling Partnership agreements has structurally been limited to a maximum of 50% of ARP’s unhedged production revenue and expenses over the five to eight year subordination period, which ARP believes subjects the limited partners to sufficient risk to characterize the ownership interest as a gas and oil investment rather than a conveyance, especially considering the typical approximate 40 year life of most gas and oil wells compared with the relatively short subordination period; and

b.	The Drilling Partnership presentment structure is based upon ARP repurchasing limited partner ownership interests at a percentage of the PV-10 value of the estimated future cash flows of gas and oil properties at the date of presentment, rather than the recoupment of historical cash flows associated with the ownership interest. As such, ARP believes that the acquisition of such ownership interest would not constitute a recoupment of the limited partner’s original investment plus interest, and such limited partners are subject to sufficient market risk in the presentment of their ownership interest for purchase to characterize the ownership interest as an investment rather than a conveyance.

iv.	The Company has previously described ARP’s structure and process for Drilling Partnership subordination and limited partner’s ability to present their interest for purchase. ARP has also considered the guidance in FASB ASC 932-360-40-7 through 40-9, which generally states that no gain or loss is recognized for certain types of conveyances, including where an ownership interest in a joint gas and oil undertaking is sold and either substantial uncertainty exists about the recovery of costs or the seller has a substantial obligation for future performance, such as drilling a well. The Company does not believe either of ARP’s subordination or presentment structures is subject to the guidance in FASB ASC 932-360-40-7 through 40-9 due to the following:

a.	In general, ARP recognizes well construction and completion revenue, administration and oversight revenue, and well service revenue as such services are performed and in accordance with the Drilling Partnership agreements, and are not recognized at the time of conveyance;

b.	Drilling Partnership gas and oil production revenue and expenses are recognized by ARP at the time the production revenue and expenses occur, not at the time of conveyance;

c.

As mentioned in iii(a) above, subordination within the Drilling Partnership agreements has structurally been limited to a maximum of 50% of ARP’s unhedged production revenue and expenses over the five to eight year subordination period, which ARP believes subjects the limited partners to sufficient risk to characterize the ownership interest as a gas and oil

Mr. Robert Schwall

U.S. Securities and Exchange Commission

December 15, 2014

investment rather than a conveyance, especially considering the typical approximate 40 year life of most gas and oil wells compared with the relatively short subordination period. ARP believes that it is recognizing subordination appropriately during each of its reporting periods and, as such, does not believe its recognition of gas and oil production revenue and expense would be considered a gain on conveyance or that substantial uncertainty about recovery of costs or future performance exists; and

d.	As mentioned in iii(b) above, the Drilling Partnership presentment structure is based upon ARP repurchasing limited partner ownership interests at a percentage of the PV-10 value of the estimated future cash flows of gas and oil properties at the date of presentment, rather than the recoupment of historical cash flows associated with the ownership interest. As such, ARP believes that the acquisition of such ownership interest would not constitute a recoupment of the limited partner’s original investment plus interest, and such limited partners are subject to sufficient market risk in the presentment of their ownership interest for purchase to characterize the ownership interest as an investment rather than a conveyance.

In addition, the Information Statement has been revised on page F-26 to F-27 to clarify ARP’s Drilling Partnership subordination and presentment structure and its treatment of such items.

Note 12 – Commitments and Contingencies, page F-51

20.	We note that investor partners in certain Drilling Partnerships have the right to present their interests for purchase by ARP. Please disclose (i) the conditions precedent for investor partners to be able to present their interests, (ii) the methodology for the determination of the purchase prices, and (iii) the aggregate amount that can be presented to ARP.

Response: The Company refers the Staff to the response to comment 19.

New Atlas Combined Consolidated Financial Statements, page F-64

21.	Please provide updated financial statements and related pro forma financial statements to comply with the guidance in Rules 3-12 and 11-02(c) of Regulation S-X.

Response: The Information Statement has been revised in response to the Staff’s comment to update the financial statements and related pro forma financial statements in accordance with Rules 3-12 and 11-02(c) of Regulation S-X.

*        *        *

Mr. Robert Schwall

U.S. Securities and Exchange Commission

December 15, 2014

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 or Brandon Price at (212) 403-1367.

Very truly yours,

/s/ David K. Lam

David K. Lam

Enclosures

cc: Lisa Washington, Vice President, Chief Legal Officer and Secretary, Atlas Energy GP, LLC